Exhibit 20.1

January 5, 2012

Dear Shareholder:

Attached is an update on the status of BellaVista and each of the assets in the BellaVista portfolio.  As you know, during the past several years the Company has foreclosed and assumed outright ownership of various projects (“REO” properties).  In these instances, our original borrowers or development partners were unable to perform and meet the terms of their borrowing or partnership agreements with BVC.  In other cases, the Company imposed a significantly increased level of operational control over certain projects (“Controlled” properties) in order to complete the project so that the property could then be made ready for sale or lease/rental.  Under either scenario, these changes in ownership and control were not only very time consuming  but also very costly due to our assuming the responsibility for completion costs, senior debt obligations and operational expenses such as property taxes, insurance, marketing, maintenance, etc.  All of these expenses are incremental to the core operations of the company and, as such, have had a continuing negative impact on NRV.

As we have previously shared with you, the new operational responsibilities resulted in a major change in scope and a retooling of BellaVista’s operations and focus.  Effectively, BellaVista has transitioned from lender, and occasional passive development partner, to active owner/developer, property manager and, in some instances, landlord.  As a result, over the past three years, the Board has made significant changes in the Company’s operating structure and personnel in order to effectively, efficiently and more directly manage these new responsibilities.

Additionally, the Board has developed and implemented a specific plan for each of the REO and Controlled properties.  We are focused on managing the REO and Controlled properties to maximize value, with the goal of selling these properties over the next several years (market permitting) with sales proceeds first being used to retire existing debt and fund operational and carrying costs for any remaining properties, and then being used to fund a share repurchase program.  The timing of such a share repurchase program is dependent on when and at what price properties are sold, and when existing debt is repaid.  Please note that these plans and our subsequent actions are consistent with the primary goal of a controlled liquidation of the Company through the sale of the portfolio assets and a share repurchase program.

As a result of our restructuring and individual property strategies, our financials have improved significantly from Fiscal Year 2010 to Fiscal Year 2011.  On an unaudited basis, while Interest Income decreased by $44,000 or 30%, Company Operating Expenses were decreased by almost $43,000 or 10%.  REO Operating Income increased by $80,000 or 10% while REO Operating Expenses decreased by $373,000 or 21%.

We hope that the attached property update summary will give you a good understanding of what has been accomplished as well as the current status of the portfolio investments.  While we have made and are continuing to make good progress toward our goal of a controlled liquidation, the market remains the controlling factor for liquidation timing and value.

Relative to the value of the portfolio, we evaluate the current market value of each investment on a quarterly basis with the assistance of third party appraisers and brokers, where necessary.  This aids management and the Board in assessing the efficacy of the strategy for each individual investment and assists in making any midcourse corrections.  Additionally, it ensures our compliance with our various audit and filing requirements.  These quarterly valuations combined with REO and operating expenses are the major components in determining the quarterly assessment of Net Realizable Value (NRV) or share price.

As we review the current valuations it is important to note that the market is still being significantly weakened by the sheer volume of defaulted properties being offered at very low liquidation prices, which are well below replacement cost.  Generally these properties are now owned by the banks through foreclosure or are in default such that their values are being significantly reduced as a result of the short sale process.  All of this combines to negatively impact our portfolio value by depressing the current values of certain properties such that we must take quarterly impairments to their values.  Therefore, based on our review of market values completed as of September 30,2011, we have taken impairments for Fiscal Year 2011(on an unaudited basis as of September 30, 2011) totaling approximately $435,000, primarily related to 5 properties (see property update summary).  This compares to impairments taken in Fiscal Year 2010 of $5,010,000, primarily related to 4 properties.  We believe these impairments correctly reflect a conservative estimate of the liquidation values of these properties.  The net impact of these impairments to NRV is approximately $0.04 which combined with an operating loss related to REO and operating expenses of approximately $893,000 (unaudited) resulted in an NRV estimate of $1.55 per share at the end of Q4 of Fiscal 2011 (on an unaudited basis).

As noted, all of the financial and operating results information in this letter for Fiscal 2011 is unaudited.  Although this information is based on management’s ongoing accounting, these numbers are nevertheless subject to adjustment upon completion of the 2011 audit, which is currently in process.  Once that is complete, we will publish our annual report and contact you with the particulars regarding this year’s upcoming annual shareholder meeting.

On behalf of the entire BellaVista team, we sincerely appreciate your support during these difficult times as we continue to direct all of our effort to achieve the best possible outcome for our shareholders.  Should you have any questions in the meantime, please feel free to contact, Patti Wolf on our shareholder support line at 480-563-3351.

Sincerely,

/s/ William Offenberg	/s/ Jeff Black	/s/ Patti Wolf

William Offenberg	Jeff Black	Patti Wolf
(408) 396-3971	(408) 499-0352	(480) 563-3351

BellaVista REO and Controlled Properties
Status Update – March 2011

Cummings Park – East Palo Alto, CA
This is a mixed use combination of retail and residential condominiums including: 24 “market rate” (“MR”), 6 “below market rate” (“BMR”) and 6 retail condos.  This project is well located in the same shopping center as Best Buy, Sports Authority and Nordstrom Rack and across the street from Ikea.  After a successful live auction of 22 market rate residential units in June 2008, BVC took over complete management of the project.  All of the MR residential units and 3 of the 6 BMR residential units have been sold.  This leaves 3 BMRs for sale.  The City of East Palo Alto finds and selects buyers for the BMRs.  The main obstacle to selling BMR units is the lack of available financing for BMR buyers.  We are working with the City of East Palo Alto to convert these remaining 3 BMR units to MR units and market them for sale.

In May of 2009, we closed the sale of a portion of the retail space (3 retail condos).  Of the remaining 3 retail condos, BVC has leased a portion of the largest condo, and we are in negotiations with several parties for the potential leasing of the remaining retail space. Our plan is to lease up the entire space, collect rent, and hold the property until the retail market improves.

Due to the all of the completed sales, debt has been substantially reduced, from over $14 million, to only $635,000.

Frank Norris Place – 81 Frank Norris Street (at Polk), San Francisco
This project is a 32 unit market rate residential condo project developed and entitled specifically for active seniors (55 and over).  The developer (and BVC’s borrower) completed the project and sold several units.  The developer defaulted on the BVC loan in the first quarter of 2008.  BVC reached agreement with the developer in the spring of 2008, and took title to the remaining 14 units as a settlement with the borrower.  Since that time, we have sold 10 of the 14 units.  3 of the 4 remaining units are rented.  The last unit cannot be rented (or sold) due to construction defects that are being resolved through litigation.  We continue to market the three rented units for sale.  The debt has been paid off from the proceeds of the units sold.  The project can be viewed at www.81franknorris.com.

MacArthur Project – 487 W. MacArthur Blvd, Oakland, CA
This project is a residential condominium project with 16 residential units and 1 small retail unit.  Completed in spring 2009, the units are a mix of townhouse and loft style units.  BVC was the lender on this project.  Working with our development partner, a live auction was completed in August of 2009.  All 16 residential units have been sold with only the retail unit remaining.  BVC provided two of the buyers with (seller carry) mortgages, both are performing.

Brighton Apartments – 1000 Brighton Ave, Modesto, CA
The Brighton project is a 40 unit condo conversion project that was originally a JV project with BVC.  It was completed in late 2007.  BVC and the developer agreed shortly thereafter not to market the units as ‘for sale’ condos due to the weak local demand for this type of product.  The condos were then offered as apartments for rent. Due to lack of equity remaining in this project, our developer partner resigned his ownership in September 2008.  As a result, BVC assumed complete control and management of the project, and has implemented a rent and hold strategy.  Currently, 39 of the 40 apartments are leased.  Now that the apartment market in this area has begun to stabilize, and the project has established a steady rental history, BVC will market and attempt to sell the project in 2012.  The project can be viewed at www.1000Brighton.com.

The Cathedral Building - 1615 Broadway, Oakland, CA
This unique project in downtown Oakland, at the entrance to the Uptown District, was completed by the developer in the Q1 2009.  BVC is the first lender on this project.  The project is a 13 story historic building that has been subdivided by floor into condos.  It is mixed use with 1 large ground floor retail unit, 5 office/commercial units on floors 2 thru 6, and 7 residential units on the upper floors.  The residential units offer commanding views and unique floor plans.  BVC receives net proceeds from all sales until the loan is paid in full.  To date, 3 office units and 1 residential unit have been sold.  The project can be viewed at http://www.brogproperties.com.

2555-65 Pulgas Avenue, East Palo Alto, CA
This project was initially designed as an urban loft style complex.  The City of East Palo Alto was very much in favor of this type of development and the project progressed through a significant portion of the initial entitlement process.  BVC was the first lender.  Unfortunately, the decline in the real estate market and the very tight credit market prevented the developer from moving past the entitlement phase.  BVC took title to this land through foreclosure in December 2008.  The property is listed for sale.  While there is some interest in the property due to its size and location, it is likely to take up to 36 months to find a suitable buyer and close on a sale.  In the interim we have rented some of the facility to provide income to offset a portion of our carrying costs.

3100-3120 Alum Rock Avenue, San Jose, CA
This is a multi-tenant retail project located at the intersection of Alum Rock and White Road in San Jose.  BVC took title to this property through foreclosure in January 2010.  The property is 100% occupied with 12 different tenants.  The current gross rents generate sufficient cash flow to service the first mortgage and pay operating expenses.  In March 2010, BVC renegotiated the first mortgage on the property for better terms and conditions.  We will continue operating this property until the retail market in this area improves, at which time we will market the property for sale.

26414 Lone Tree Road, Escalon, CA
Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f..  BVC owns 21% of this investment.  This property is currently for sale.

7318 Crane Road, Oakdale, CA
This property consists of two separate parcels of land that was approved for 50 residential lots.  Currently there is one existing home on the property that is leased.  BVC owns 40% of this investment.  The ownership is subject to a mortgage of approximately $600,000 on one of the two parcels.  The payment of this first mortgage is serviced by the tenant occupying the existing home on the property.  The plan is to hold the property until market demand increases.

1274 San Felipe Road, San Jose, CA
This property is an older single family residence on a large 2.4 acre sub-dividable lot in the East San Jose foothills near Silvercreek and Edenvale.  Title was acquired through foreclosure and BVC owns 43% of this investment.  The home is currently being marketed for sale.

3940 – 3958 International Blvd, Oakland, CA
This property consists of 2 retail/commercial buildings which are 100% occupied.  Title to the property was acquired through foreclosure and BVC owns 68% of this investment.  Currently the ownership entity that holds this property is defending against a lawsuit brought by the former owner regarding the foreclosure process.  Upon resolution of this litigation, the plan is to market the property for sale.

Bowman Road, Auburn, CA
This property consists of 5 separate parcels including a hotel, bowling alley, restaurant and 2 vacant parcels.  Title was acquired through foreclosure and BVC owns 20% of this investment.  Long term financing is being sought and the plan is to continue operations until a suitable master plan for this Highway 80 frontage land can be designed, approved and marketed to developers.

Vacant Land, Pineville, NC
This asset is a vacant parcel of commercial land.  BVC took title to this property through a foreclosure.  The property is currently being marketed for sale.  Demand in the area is quite low and we expect that it will take up to 24 months to find a buyer and close a transaction.

Balmore Court, El Sobrante, CA
This property is a 25 lot subdivision with final map recorded and bond in place to complete improvements.  The title has been acquired through foreclosure.  BVC owns 9% of this investment.

Please note that the property web sites cited in this letter are composed and controlled by third parties and not by the Company.  The Company has reviewed the content of each site and believes that it is accurate as of the date hereof, but the Company does not assume any responsibility for the accuracy and completeness of the information on these independent web sites now or at any time in the future.